                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                              (Amendment No. 4)*
                                      of
                         Tweedy, Browne Company L.P.




                                 SCHEDULE 13D
                              (Amendment No. 3)*
                                      of
                          Vanderbilt Partners, L.P.



                  Under the Securities Exchange Act of 1934

                          PROLER INTERNATIONAL CORP.
                               (Name of Issuer)


                   Common Stock, Par Value $1.00 Per Share
                        (Title of Class of Securities)

                                  743396103
                                (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                           New York, New York  10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                October 15, 1996
             (Date of Event which Required Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

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---------------------------                             ---------------------
CUSIP No.       743396103                               PAGE     OF     PAGES
               -----------                                   ---    ---
---------------------------                             ---------------------


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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company L.P. ("TBC")

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /  /
                                                                  (b) /xx/

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3       SEC USE ONLY



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4       SOURCE OF FUNDS

        00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)

                                                                       /  /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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      NUMBER OF         7       SOLE VOTING POWER  TBC has sole voting
                                power with respect to 358,759 shares held in
        SHARES                  certain TBC accounts (as hereinafter defined).
                                Additionally, certain of the general partners
     BENEFICIALLY               of TBC may be deemed to have sole power to vote
                                certain shares as more fully set forth herein.
     OWNED BY EACH    -------------------------------------------------------
                        8       SHARED VOTING POWER
       REPORTING
                                0 shares
        PERSON        -------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER   0 shares, except that
         WITH                   certain of the general partners of TBC may be
                                deemed to have sole power to dispose of certain
                                shares as more fully set forth herein.
                      -------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                386,708 shares held in accounts of TBC (as
                                hereinafter defined).
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        386,708 shares
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        /  /
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.20%
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14      TYPE OF REPORTING PERSON

        PN, BD & IA
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CUSIP No.       743396103                               PAGE     OF     PAGES
               -----------                                   ---    ---
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /  /
                                                                  (b) /xx/

-----------------------------------------------------------------------------
3       SEC USE ONLY



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4       SOURCE OF FUNDS

        WC AND BK

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)

                                                                      /  /
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-----------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER  5,000 shares, except that
                                the general partners in Vanderbilt, solely
        SHARES                  by reason of their positions as such, may be
                                deemed to have shared power to vote these
     BENEFICIALLY               shares.
                      -------------------------------------------------------
     OWNED BY EACH      8       SHARED VOTING POWER

       REPORTING                0 shares
                      -------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER   5,000 shares, except
                                that the general partners in Vanderbilt,
         WITH                   solely by reason of their positions as such,
                                may be deemed to have shared power to vote
                                these shares.
                      -------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0 shares
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        5,000 shares
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        /  /
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.11%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-----------------------------------------------------------------------------



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PRELIMINARY NOTE

       The persons filing this Joint Amendment No. 3 (as defined below) are (i) Tweedy, Browne Company L.P ("TBC"), a Delaware limited partnership and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. However, the filing of this Joint Amendment No. 3 should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Common Stock of Proler International Corporation. TBC filed a Statement on Schedule 13D, dated as of December 14, 1994, (the "TBC 13D"). Subsequently, Vanderbilt filed a Statement on Schedule 13D, dated as of January 26, 1995, (the "Vanderbilt 13D"), which was also Amendment No. 1 filed by TBC to the TBC 13D (the "Combined Statement/Amendment"). The Combined Statement/Amendment was also subsequently amended by TBC and Vanderbilt and was dated as of March 10, 1995 (the "Joint Amendment No. 1") and was again amended by TBC and Vanderbilt and was dated as of February 6, 1996 (the "Joint Amendment No. 2"). This joint filing by TBC and Vanderbilt is Amendment No. 4 to the TBC 13D and Amendment No. 3 to the Vanderbilt 13D and is dated as of October 21, 1996 (the "Joint Amendment
No. 3").

      This Joint Amendment No. 3 relates to the Common Stock, $1.00 par value ("Common Stock"), of Proler International Corporation (the "Company"), which, to the best knowledge of the persons filing this Joint Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices located at 4265 San Felipe Avenue, Suite 900, Houston, Texas 77027.

      This Joint Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

      Other than as set forth below, to the best knowledge of TBC and Vanderbilt there has been no material change in the information set forth in response to Items 1, 2, 4, 6 and 7 of the Statement. Accordingly, those Items are omitted from this Joint Amendment No. 3.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 386,708 shares of Common Stock, which constitutes approximately 8.20% of the 4,717,356 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, Vanderbilt beneficially owns directly 5,000 shares of Common Stock, which constitutes approximately 0.11% of the 4,717,356 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

      Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 391,708 shares, which constitutes approximately 8.30% of the 4,717,356 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

      The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC and Vanderbilt, respectively, is 391,708 shares, which constitutes approximately 8.30% of the 4,717,356 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

      Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

      (b) TBC has investment discretion with respect to 386,708 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 358,759 shares of Common Stock held in certain TBC Accounts.

      Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 358,759 shares of Common Stock held in certain TBC Accounts.

      Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

      (c) During the sixty day period ended as of the date hereof, no transactions in Common Stock were effected by Vanderbilt. During the sixty day period ended as of the date hereof, TBC has sold shares of Common Stock in open market transactions as follows:

      REPORTING                                                   PRICE
      PERSON            DATE:             NO. OF SHARES SOLD      PER SHARE

      TBC ACCOUNTS:     09/06/96                 2,335            $ 7 1/4
                        10/03/96                21,000            $7.0059
                        10/08/96                10,000            $ 6 3/4
                        10/11/96                10,800            $ 6 3/4
                        10/14/96                25,000            $ 6.500
                        10/15/96                 3,000            $ 6 3/4


       To the best knowledge of each of the filing persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the sixty day period ended as of the date hereof.

      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise described herein, none of TBC or Vanderbilt, nor, to the best knowledge of TBC or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                   SIGNATURE


      Each of Tweedy, Browne Company L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.



                                          TWEEDY, BROWNE COMPANY L.P.



                                          By
                                             -------------------------------
                                             Christopher H. Browne
                                             General Partner



                                          VANDERBILT PARTNERS, L.P.



                                          By
                                             -------------------------------
                                             Christopher H. Browne
                                             General Partner











Dated: October 21, 1996